Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,				
	2016	2015	2014	2013	2012
	(dollars in thousands)				
Fixed Charges					
1 Interest expensed and capitalized	$ 95,570	$ 100,718	$ 82,156	$ 73,095	$ 52,038
2 An estimate of the interest factor in rental expense	6,331	6,225	4,706	5,223	3,836
Total Fixed Charges	$ 101,901	$ 106,943	$ 86,862	$ 78,318	$ 55,874
Earnings					
1 Pre-tax income from continuing operations	$ 126,461	$ 39,940	$ 81,546	$ 127,049	$ 5,042
2 Fixed charges	101,901	106,943	86,862	78,318	55,874
3 Amortization of capitalized interest (less interest capitalized)	39	107	172	336	519
Total Earnings	$ 228,401	$ 146,990	$ 168,580	$ 205,703	$ 61,435
Ratio of Earnings to Fixed Charges	**2.2**	**1.4**	**1.9**	**2.6**	**1.1**